August 1, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (864) 239-5824

Mr. David R. Robertson
President and Chief Executive Officer
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Housing Partnership Realty Fund Two
      Form 10-KSB for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-14458

Dear Mr. Robertson:

      We have reviewed your July 14, 2005 response letter and have the following additional comments.

1. We note your conclusion that the general partner is more closely associated with the local limited partnership and therefore is the primary beneficiary. Please explain to us in sufficient detail how you considered and concluded on each of the indicators in paragraph
17 and your rationale for doing so. In your response, tell us how you weighted each of these factors in arriving at your conclusion.


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	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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